FORM 3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1.   Name and Address of Reporting Person*

Lehman Brothers Holdings Inc.
   (Last)                         (First)                           (Middle)

745 Seventh Avenue
                                   (Street)

New York, New York 10019
   (City)                          (State)                          (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)
08/28/2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
13-3216325
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4.   Issuer Name and Ticker or Trading Symbol
Dobson Communications Corporation
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5.   Relationship of Reporting Person to Issuer
      (Check all applicable)
      [_]  Director                          [X]  10% Owner
      [_]  Officer (give title below)        [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing  (Check Applicable Line)

      [ ]  Form Filed by One Reporting Person
      [X]  Form Filed by More than One Reporting Person
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

FORM 3 (continued)

                         Table I -- Non-Derivative Securities Beneficially Owned



1. Title of Security (Instr. 4)                   2. Amount of Securities        3. Ownership          4. Nature of Indirect
                                                     Beneficially Owned             Form: Direct          BeneficialOwnership
                                                     (Instr. 4)                     (D) or Indirect       (Instr. 5)
                                                                                    (I) (Instr. 5)


Class A Common Stock                                   1,931,389                      I                     (1)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the Form is filed by more than one Reporting  Person,  see
   Instruction 5(b)(v).

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative Security    2. Date Exer-     3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     (Instr. 4)                       cisable and       Underlying Derivative Security      sion or         ship          Indirect
                                      Expiration        (Instr. 4)                          Exercise        Form of       Beneficial
                                      Date                                                  Price of        Deriv-        Ownership
                                                                                            Deri-           ative         (Instr. 5)
                                      (Month/Day/Year)                                      vative          Security:
                                                                                            Security        Direct
                                                                                                            (D) or
                                                                                                            Indirect
                                                                                                            (I)
                                                                                                            (Instr.5)
                                      Date      Expira-    Title          Amount
                                      Exer-     tion                          or
                                      cisable   Date                      Number
                                                                              of
                                                                          Shares


    Options                          8/28/     2/28/      Class A          2,000,000       $4.00 (2)              I              (1)
                                     2002      2005       Common Stock





Explanation of Responses:

(1)   This form is a joint filing with the following affiliates of the Reporting
      Person:

                  Lehman Brothers Inc., a Delaware corporation ("LBI") LB I Group Inc., a Delaware corporation ("LB I Group")

                  Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Class A Common Stock owned by LBI and LB I Group and the options owned by LB I Group.

                  LBI, a Broker/Dealer registered under Section 15 of the 1934 Act is a wholly-owned subsidiary of Holdings and is the actual owner of 8,312 shares of Class A Common Stock reported herein.

                  Under the rules and regulations of the Securities and Exchange Commission, LBI may be deemed to be the beneficial owner of the shares of Class A Common Stock and options owned by LB I Group.

                  LB I Group, a wholly-owned subsidiary of LBI is the actual owner of 1,923,077 shares of Class A Common Stock and the options for 2,000,000 shares of Class A Common Stock reported herein.

(2) Subject to adjustment in the event of certain dilutive actions by the Issuer.











                 /s/ Barrett S. DiPaolo                                 9/9/2002
                  **Signature of Reporting Person                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION


Title of Security:         Class A Common Stock

Issuer & Ticker Symbol:    Dobson Communications Corporation

Designated Filer:          Lehman Brothers Holdings Inc.

Other Joint Filer(s):

                                    Lehman Brothers Inc.
                                    745 Seventh Avenue
                                    New York, New York 10019
                                    EIN# 13-2518466

                                    LB I Group Inc.
                                    745 Seventh Avenue
                                    New York, New York 10019
                                    EIN# 13-2741778

Date of Event
Requiring Statement:       August 28, 2002

Signature on behalf
of other above filer(s):   /s/ Barrett S. DiPaolo
                           Barrett S. DiPaolo
                           Vice President and Authorized Signatory

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